FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 14, 2006, announcing its results for the quarter ending June 30, 2006.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration Nos. 333-113950 and 333-12698).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: August 14, 2006

Gilat Announces Second Quarter 2006 Results

Petah Tikva, Israel, August 14, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending June 30, 2006.

Revenues for the second quarter of 2006 were $61.0 million, up from $51.4 million in the same period of 2005. Net income for the second quarter of 2006 was $2.1 million or $0.09 per diluted share, compared to a net loss of $1.1 million or $0.05 per diluted share in the second quarter of 2005. Non-GAAP net income ((1)) for the second quarter of 2006 was $3.1 million, or $0.12 per diluted share, versus a net loss of $1.1 million or $0.05 per diluted share in the same quarter of 2005. EBITDA ((2)) for the second quarter of 2006 was $9.5 million, increased from $5.2 million in the comparable period of 2005.

Revenues for the six month period ended June 30, 2006 were $119.6 million, increased from $104.4 million in the comparable period of 2005. Net income for the six month period ended June 30, 2006 was $3.3 million or $0.14 per diluted share, compared to a net loss of $3.0 million or $0.13 per diluted share in the same period of 2005. Non-GAAP net income for the six month period ended June 30, 2006 was $5.7 million, or $0.24 per diluted share, versus a net loss of $3.0 million or $0.13 per diluted share in the comparable period of 2005. EBITDA for the six month period ended June 30, 2006 was $18.2 million, increased from $9.9 million in the comparable period of 2005.

Non-GAAP net income, earnings per share and EBITDA for the three and six month period of 2006 exclude non cash stock option expenses in an amount of $1.0 million and $2.4 million respectively, which are not included in the comparable periods of 2005.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “We are pleased to see strong growth in the second quarter. These results were driven by growing sales in our core markets. We were also successful in achieving first orders in new market segments including, business continuity with Cisco and backhaul solutions for cellular and enterprise operators.”

Recent Announcements

– Gilat completed deployment of a SkyEdge network to Telecomunicacoes de Sao Paulo (TELESP), the largest subsidiary of Brazil’s Telefonica Group – responsible for fixed telephony and data services in the district.  With the deployment of the SkyEdge network, TELESP was the first company to fulfill the Universal Service Obligation (USO) established by The Brazilian National Telecommunications Agency (ANATEL) for 2005. SkyEdge enables TELESP to provide public communication services to tens of thousands of citizens in schools, small businesses and public call offices throughout Sao Paulo state.

– Gilat provided communications equipment and services to Angola Telecom, one of the largest operators in Sub-Saharan Africa.  The contract includes an integrated redundant satellite solution to expand the existing fixed and cellular backhaul infrastructure. This will include efficient satellite modems equipped with higher-level modulation and advanced forward error correction that reduce satellite transmission costs.

– Gilat’s SkyEdge hub met the Cisco Technology Developer Program criteria for interoperability with the Cisco VSAT NM.  The Cisco VSAT NM provides Cisco integrated services router customers with the ability to maintain highly secure voice, video, data and wireless communications over high-speed satellite links. Spacenet and Satlynx are the first SkyEdge service operators to offer satellite services compatible with the Cisco VSAT NM.

– Impsat, one of Latin America’s largest providers of private telecommunications networks and Internet services, will utilize a SkyEdge hub and VSAT terminals to provide services to enterprises throughout Argentina with a wide range of data networking applications, including broadband Internet access and VoIP.

– Comsat International purchased two SkyEdge satellite hubs and nearly 5,000 VSAT terminals to provide broadband connectivity services for Caixa Econômica Federal in Brazil. Comsat is Brazil’s second-largest satellite service provider and Caixa is one of Brazil’s largest public banks and is the institution responsible for managing the country’s lottery.

– Gilat announced industry veteran Andreas Georghiou has joined Spacenet as its new Chief Executive Officer and Glenn Katz to serve as the Company’s President. In addition, David Myers recently joined Spacenet as Senior Vice President of Marketing and Business Development. Together, these moves complete the process of assembling a new Spacenet executive team with the skills, experience and focus to successfully grow the business and drive new market opportunities.

– Gilat supplied Optus with an additional SkyEdge hub and several thousand VSATs for delivery of broadband services to sites across rural and remote Australia and New Zealand. Optus is one of Australia’s leading integrated telecommunications companies. This network expansion supports the Australian government’s program to subsidize the deployment of rural broadband services.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Safe Harbor:
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2006 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +(972) 3-925-2406
shirag@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com

Investor Contact: Israel
Noam Tepper
Financial Access
Tel: +972 (3) 575 7081
noamt@faccess.co.il

Media Contact: Israel
Amir Eisenberg
Eisenberg-Eliash Ltd.
Tel: +972 (3) 753 8828
amir@pr-ir.co.il

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2006	2005
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	91,321	74,929
Short-term bank deposits		3,301
Short-term restricted cash	7,709	15,844
Restricted cash held by trustees	7,942	6,638
Trade receivables (net of allowance for doubtful accounts)	39,197	33,683
Inventories	27,037	23,253
Other current assets	35,259	27,215

Total current assets	208,465	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,201	6,699
Long-term restricted cash held by trustees	13,141	13,692
Severance pay fund	9,120	8,467
Long-term trade receivables, receivables in respect of capital leases
and other receivables	18,980	22,757

	47,442	51,615

PROPERTY AND EQUIPMENT, NET	124,268	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	12,071	12,254

TOTAL ASSETS	392,246	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2006	2005
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	332	8,172
Current maturities of long-term loans	6,932	7,712
Trade payables	28,160	24,180
Accrued expenses	22,161	22,418
Short-term advances from customer held by trustees	15,064	15,502
Other accounts payable	56,432	36,672

Total current liabilities	129,081	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	9,565	8,396
Long-term advances from customer held by trustees	22,684	27,835
Long-term loans, net	27,265	29,143
Long-term convertible loan from a related party, net	66,942	66,602
Accrued interest related to restructured debt	3,479	3,850
Other long-term liabilities	22,805	20,657
Excess of losses over investment in affiliates		7
Convertible subordinated notes	16,333	16,333

Total long-term liabilities	169,073	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,014	995
Additional paid in capital	743,398	738,724
Accumulated other comprehensive income	618	16
Accumulated deficit	(650,938)	(654,237)

Total shareholders' equity	94,092	85,498

Total liabilities and shareholders' equity	392,246	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	119,568	104,408	60,979	51,370
Cost of Revenues	75,837	68,530	38,964	33,371

Gross profit	43,731	35,878	22,015	17,999

Research and development expenses:
Expenses incurred	7,344	8,900	3,681	4,068
Less - grants	623	2,260	526	1,491

	6,721	6,640	3,155	2,577

Selling, general and administrative expenses	31,489	29,568	15,563	15,062

Operating income (loss)	5,521	(330)	3,297	360

Financial expenses	(1,623)	(999)	(787)	(827)
Other income (expenses)	17	208	(7)	367

Income (loss) before taxes on income	3,915	(1,121)	2,503	(100)

Taxes on income	616	2,279	424	958

Income (loss) after taxes on income	3,299	(3,400)	2,079	(1,058)

Equity in profits of affiliated companies	-	400	-	-

Net income (loss)	3,299	(3,000)	2,079	(1,058)

Basic net earnings (loss) per share	0.15	(0.13)	0.09	(0.05)

Diluted net earnings (loss) per share	0.14	(0.13)	0.09	(0.05)

Shares used in basic net earnings (loss) per share computation	22,702	22,350	22,807	22,377

Shares used in diluted net earnings (loss) per share computation	23,103	22,350	23,423	22,377

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Six months ended June 30, 2006			Three months ended June 30, 2006
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	119,568		119,568	60,979		60,979
Cost of Revenues	75,837	(108)	75,729	38,964	(44)	38,920

Gross profit	43,731	108	43,839	22,015	44	22,059

Research and development expenses:
Expenses incurred	7,344	(94)	7,250	3,681	(38)	3,643
Less - grants	623		623	526		526

	6,721	(94)	6,627	3,155	(38)	3,117

Selling, general and administrative expenses	31,489	(2,236)	29,253	15,563	(908)	14,655

Operating income	5,521	2,438	7,959	3,297	990	4,287

Financial expenses	(1,623)		(1,623)	(787)		(787)
Other income (expenses)	17		17	(7)		(7)

Income before taxes on income	3,915	2,438	6,353	2,503	990	3,493

Taxes on income	616		616	424		424

Net income	3,299	2,438	5,737	2,079	990	3,069

Basic net earnings per share	0.15		0.25	0.09		0.13

Diluted net earnings per share	0.14		0.24	0.09		0.12

Shares used in basic net earnings per share computation	22,702		22,702	22,807		22,807

Shares used in diluted net earnings per share computation	23,103		28,853	23,423		34,816

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123(R).

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	3,299	(3,000)	2,079	(1,058)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	10,212	10,207	5,190	4,832
Deferred Stock compensation relating to options	2,438	111	990	69
York - options fair value	340	-	179	-
Equity in losses of affiliated companies	-	(400)	-	-
Accrued severance pay, net	516	(348)	99	(56)
Interest accrued on short and long-term restricted cash	(143)	(229)	(65)	(67)
Exchange differences on long-term loans	477	(822)	316	(465)
Exchange differences on loans to employees	(128)	190	(262)	190
Capital loss from disposal of property and equipment	48	298	6	40
Deferred income taxes, net	(517)	(185)	(106)	(176)

Decrease (increase) in trade receivables	(5,472)	1,318	(4,240)	3,604
Decrease (increase) in Receivables in respect of capital leases,
prepaid expenses and other accounts receivable (including long-term)	(4,036)	5,054	(2,270)	2,410
Decrease (increase) in inventories	(10,962)	1,254	(6,008)	367
Increase (decrease) in trade payables	3,913	(5,199)	2,400	(2,468)
Increase (decrease) in accrued expenses	(634)	(3,416)	(1,582)	392
Increase (decrease) in other accounts payable (including long-term)	22,010	(741)	20,379	(222)
Decrease in advances from customer held
by trustees, net (including long-term)	(5,589)	(4,612)	(3,727)	(2,789)

Net cash provided by (used in) operating activities	15,772	(520)	13,378	4,603

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(2,498)	(2,211)	(1,279)	(895)
Proceeds from short-term bank deposits	3,300	-	-	-
Proceeds from disposal of fixed assets	-	8	-	-
Loans to employees - Net	254	(3,727)	180	25
Investment in restricted cash held by trustees	(1,838)	(2,038)	-	(539)
Proceeds from restricted cash held by trustees	1,228	7,110	23	2,627
Investment in restricted cash (including long-term)	(3,253)	(10,582)	(1,542)	(10,111)
Investment in other assets	(6)	(44)	-	(28)
Proceeds from restricted cash (including long-term)	11,888	2,824	3,727	1,088

Net cash provided by (used in) investing activities	9,075	(8,660)	1,109	(7,833)

Cash flows from financing activities:

Exercise of options, net	2,252	839	1,911	696
Short-term bank credit, net	(7,840)	7,285	318	8,040
Repayment of long-term loans	(3,135)	(1,872)	(2,294)	(1,013)

Net cash provided by (used in) financing activities	(8,723)	6,252	(65)	7,723

Effect of exchange rate changes on cash and cash equivalents	268	333	13	347

Increase (decrease) in cash and cash equivalents	16,392	(2,595)	14,435	4,840

Cash and cash equivalents at the beginning of the period	74,929	75,771	76,886	68,336

Cash and cash equivalents at the end of the period	91,321	73,176	91,321	73,176

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	5,521	(330)	3,297	360
Add:
Non-cash stock option expenses	2,438		990
Deprecation and amortization	10,212	10,207	5,190	4,832

EBITDA	18,171	9,877	9,477	5,192